

Name of Subscriber: _____

SUBSCRIPTION AGREEMENT

THE SECURITIES REPRESENTED BY THIS SUBSCRIPTION AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED FOR VALUE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR LAWS.

PharmD Live Corporation
1629 K Street NW, Suite 300
Washington, DC 20006

Ladies and Gentlemen:

PharmD Live Corporation, a Delaware corporation (the "Company"), has offered to the undersigned a subscription for the Company's shares of Preferred Stock ("Share's).

1.   Subscription. Subject to the terms and conditions of this Subscription Agreement, the undersigned hereby subscribes for the number of Shares and for the purchase price of $1.00 per share and the undersigned hereby agrees that this Subscription Agreement shall survive the death, disability or loss of legal existence of the undersigned.

2.   Acceptance of Subscription. The undersigned acknowledges that the Company has the right to accept or reject this Subscription Agreement, in whole or in part, and that this Subscription Agreement shall be deemed to be accepted by the Company only when it is signed by the Company. The undersigned agrees that subscriptions need not be accepted in the order they are received.

3.   Representations, Warranties and Covenants of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company, as follows:

(a)   The undersigned has adequate means of providing for the undersigned's current needs and possible future personal contingencies, and has no need to sell any of the Shares subscribed for hereby. The undersigned is able to bear the economic risks of this investment and, consequently, without limiting the generality of the foregoing, is able to hold all of the Shares for an indefinite period of time and has a sufficient net worth to sustain a loss of the entire investment in the event such loss should occur.

(b)   The undersigned has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares.

(c)   The undersigned confirms that the Company has offered the undersigned current financial statements of the Company and all materials relating to the Company and its historical, current and proposed activities and the offering of the Shares which the undersigned considers necessary to evaluate the merits and risks of investing in the Shares. The undersigned further acknowledges the Company has incurred losses since inception of operations.

(d)   The undersigned has had a full opportunity to ask questions of and receive satisfactory answers from the Company or any person or persons acting on its behalf, concerning the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the undersigned.

(e)   The Shares for which the undersigned hereby subscribes will be acquired for the undersigned's own account for investment and not with a view toward resale or distribution thereof and the undersigned does not now have any reason to anticipate any change in the undersigned's circumstances or other particular occasion or event which would cause the undersigned to sell any of the undersigned's Shares.

(f)   The undersigned understands that (i) investment in the Shares involves a very high degree of risk which may result in the loss of the total amount of the undersigned's investment, and (ii) no assurances are or have been made regarding the tax consequences of the investment in the Shares, nor has any assurance been made that existing tax laws and regulations will not be modified in the future.

(g)   The undersigned has received no representations or warranties from the Company or its employees or agents and, in making the undersigned's investment decisions, the undersigned is relying solely on the investigations made by the undersigned.

(h)   The undersigned acknowledges that the Company has made available to the undersigned the full opportunity to obtain certain additional information to evaluate the merits and risks of the undersigned's investment, including, but not limited to, the business and business prospects of the Company. In reaching the conclusion that the undersigned desires to subscribe for the Shares, the undersigned has carefully evaluated the undersigned's financial resources and investment position and the risks associated with the undersigned's investment and acknowledges that the undersigned is able to bear the economic risks of the undersigned's investment.

(i)   The undersigned understands that no securities administrator or other governmental agency has made any finding or determination relating to the fairness of investment in the Shares and that no securities administrator has or will recommend or endorse any offering of securities.

(j)   The undersigned acknowledges that the undersigned has been advised that Rule 144 promulgated under the Securities Act of 1933, as amended (the "1933 Act"), is not available for any future transfer of the Shares and further acknowledges that the Company will not be obligated to make the filings and reports, or make publicly available the information, which is a condition to the availability of Rule 144.

(k)   If the undersigned is a corporation, partnership or other entity, it was not organized for the specific purpose of purchasing any of the Shares.

4.   Indemnification.   The undersigned acknowledges that the undersigned understands the meaning and legal consequences of the representations, warranties and covenants in Sections 3, 5, and 6 hereof and that the Company has relied upon such representations, warranties and covenants, and the undersigned hereby agrees to indemnify and hold harmless the Company and its directors, officers, controlling persons, agents, employees, attorneys and accountants, from and against any and all loss, damage or liability, together with all costs and expenses (including attorneys' fees and disbursements), which any of them may incur by reason of any breach of any representation, warranty, covenant or agreement of the undersigned contained in this Subscription Agreement. Notwithstanding the foregoing, however, no representation, warranty, acknowledgment or agreement made herein by the undersigned shall in any manner be deemed to constitute a waiver of any rights granted to the undersigned under federal or state securities laws. All representations, warranties and covenants contained in this Subscription Agreement, and the indemnification contained in this Section 4, shall survive the acceptance of this Subscription Agreement.

5.   Limitation on Transfer of Interests.   The undersigned acknowledges that the undersigned is aware that there are substantial restrictions on the transferability of the Shares as set forth in the Stockholders Agreement. Since the Shares will not be, and the undersigned has no right to require that they be, registered under the 1933 Act or any applicable state securities law, the Shares may not be, and the undersigned agrees that they shall not be, sold unless such sale is exempt from such registration under the 1933 Act and any other applicable state securities laws or regulations. The undersigned further acknowledges that the Company is not under any

obligation to aid the undersigned in obtaining any exemption from the registration requirements. The undersigned also acknowledges that the undersigned shall be responsible for compliance with all conditions on transfer imposed by the Stockholders Agreement and under applicable securities laws.

6.   Compliance with the 1933 Act and Stockholders Agreement. The undersigned understands and agrees that the following restrictions and limitations are applicable to the undersigned's purchase and the undersigned's resales, pledges, hypothecations or other transfers of the Shares pursuant to the 1933 Act.

(a)   The undersigned agrees that the Shares shall not be sold, pledged, hypothecated or otherwise transferred unless the Shares are registered under the 1933 Act and applicable state securities laws or are exempt from registration.

(b)   To the extent the Shares are certificated, legends in substantially the following form may be placed on such certificates evidencing the Shares:

> THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT, AND WITHOUT SUCH REGISTRATION, SUCH SECURITIES MAY NOT BE SOLD OR TRANSFERRED FOR VALUE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR LAWS.

> THE SHARES REPRESENTED BY THIS CERTIFICATE ARE TRANSFERABLE ONLY UPON COMPLIANCE WITH AND ARE SUBJECT TO ALL OF THE TERMS AND CONDITIONS OF THE STOCKHOLDERS AGREEMENT DATED DECEMEBER 3, 2008, A COPY OF WHICH IS ON FILE IN THE OFFICE OF THE COMPANY.

7.   Binding Effect. This Subscription Agreement shall be binding upon and inure to the benefit of the undersigned and the undersigned's legal and personal representatives and successors and shall not be assignable by the undersigned without the prior written consent of the Company. This Subscription Agreement shall inure to the benefit of the Company, and upon its acceptance by the Company, shall be binding upon the Company and its successors and assigns.

8. <u>Governing Law</u>. This Subscription Agreement shall be governed, construed and enforced in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the parties have executed this agreement as of
__[EFFECTIVE DATE]__________.

Share Price: $1.00 per share of Preferred Stock

Number of Shares: [SHARES]____________________

Aggregate Purchase Price: $[AMOUNT]____________

COMPANY:

PharmD Live Corporation______

Founder Signature
____

Name: [FOUNDER_NAME]__________________

Title: [FOUNDER_TITLE]__________________

SUBSCRIBER:

By: ___________________ BY: *Investor Signature*____________________

Name: [INVESTOR NAME]__________________

Title: [INVESTOR TITLE]__________________

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited